Manulife Private Credit Plus Fund
200 Berkeley Street
Boston, MA 02116

August 7, 2024
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: David L. Orlic
Re:	Manulife Private Credit Plus Fund — File Nos. 333-280481 and 811-23896

Dear Mr. Orlic:
On behalf of Manulife Private Credit Plus Fund (the “Fund”), we submit this letter in response to comments received by letter on July 26, 2024 from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) in connection with the Fund’s registration statement on Form N-2 filed with the SEC on June 26, 2024, accession no. 0001193125-24-168781 (the “Registration Statement”).
We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.
For convenience, we have set forth each comment below, followed by the Fund’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.
Registration Statement
Comment 1 — Please confirm in your response that the Fund will not invest more than 15% of its net assets in hedge funds and/or private equity funds that rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

Response to Comment 1 — The Fund so confirms.

Comment 2 — Please confirm in your response that the fees presented represent current fees in accordance with Form N-2, Item 3.
Response to Comment 2 — The Fund confirms that the fees presented represent current fees as of the Fund’s most recent fiscal year-end, provided that Other Expenses are estimated for the upcoming fiscal year in accordance with Form N-2.

Comment 3 — Please explain in your response whether the Advisor may recoup from the Fund any waived amounts or reimbursed expenses. If yes, please revise footnote 5 to the fee table to include such disclosure that explains the recoupment arrangement.
Response to Comment 3 — The Fund confirms that waived or reimbursed expenses are not subject to recoupment by the Advisor.

Comment 4 — The fee table does not appear to disclose a redemption fee for any of the share classes presented. Please explain in correspondence the following disclosures noted in the expense example:
a.
“The following example illustrates the expenses that you would pay on a $1,000 investment in Shares, for the time periods indicated and then redeem or hold all of your Shares at the end of those periods.”

b.	The expense example columns are labeled “Sold” and “Not sold” for all share classes presented and all amounts are the same for each share class disclosed.

Response to Comment 4 — The Fund confirms that no redemption fee is currently contemplated and the Fund will consolidate the “Sold” and “Not sold” columns into a single column in the expense example.

Comment 5 —  Please confirm in your response that a hyperlink to the Fund’s financial statements will be provided in a pre-effective amendment.
Response to Comment 5 — The Fund confirms that it will include such hyperlink.

Comment 6 — Please reorder the risk factors so that they are in order of relative importance. See ADI 2019-08 - Improving Principal Risks Disclosure, available on the Commission’s website.
Response to Comment 6 — Solely in response to the Staff’s comment and to ensure the Fund’s effectiveness, the Fund has reordered the principal risk factors in the prospectus  so that the six most significant risks to the Fund, based on the currently expected impact to the Fund’s net asset value, yield and total return, are listed first, and the remaining risks are listed in alphabetical order. The order of the risk factors may not reflect the risks actually experienced by investors from investing in the Fund as the relative risks are always changing and difficult to predict because specific risks change in relation to portfolio changes, as well as both in absolute terms and relative to each other at any given time.

Comment 7 — Please identify non-investment grade bonds as “junk” bonds, as they are commonly known.
Response to Comment 7 — The Fund will do so.

Comment 8 — Please revise the “Portfolio Management Information” section to include a 5-year business history per Item 9.1.c of Form N-2.
Response to Comment 8 — The Fund will revise the disclosure under “Portfolio Management Information” as follows:

The following individuals are jointly and primarily responsible for the day-to-day management of the fund’s portfolio.

Nathan W. Thooft, CFA Chief Investment Officer, Senior Portfolio Manager, Multi-Asset Solutions Team Managed the fund since inception Joined the Subadviser in 2008	Eric Menzer, CFA, CAIA, AIF Head of Advisory Solutions and Senior Portfolio Manager, Multi-Asset Solutions Team Managed the fund since inception Joined the Subadviser in 2006

Jeffrey Kan, CFA Senior Portfolio Manager, Multi-Asset Solutions Team Began Investment Career: 2004 Managed the fund since inception Joined the Subadviser in 2021	Michael J. Comer, CFA Portfolio Manager, Multi-Asset Solutions Team Managed the fund since inception Joined the Subadviser in 2010
Comment 9 — Please disclose the subadvisory fee.
Response to Comment 9 — The Fund will do so.
Comment 10 — Please revise disclosure in the last sentence of the second paragraph of the “Repurchases of Shares” subsection to provide that payment in repurchase offers will be made promptly after the expiration of the repurchase offer in accordance with Rule 13e-4 under the 1934 Act. This comment also applies to the last sentence of the second paragraph of the next subsection.
Response to Comment 10 — The Fund will modify the applicable language under “Repurchases of Shares,” as follows:

The Advisor expects that, generally, it will recommend to the Board that each repurchase offer ordinarily be limited to the repurchase of no more than 5% of the Shares outstanding although any particular recommendation may be outside this range. Each repurchase offer ordinarily will be limited to the repurchase of no more than 5%. If the value of Shares tendered for repurchase exceeds the value the fund intended to repurchase, the fund may determine to repurchase less than the full number of Shares tendered. In such event, Shareholders will have their Shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered Shares repurchased by the fund. Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer.  The tender offer period will likely commence approximately 75 days or less prior to the date of repurchase by the fund, with the Expiration Date (as defined below) typically being approximately 50 days or less prior to the date of repurchase by the fund. Repurchases of Shares by the Fund are subject to Rule 13e-4 under the Exchange Act and will be made only in accordance with such rule.

Declaration of Trust

Comment 11 — Under “Voting Procedures” “Abstentions and Broker Non-Votes” on page 4, Please disclose the exclusive federal forum provision in Section 2.11(b) of this exhibit and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the enforceability of this provision since the 1940 Act permits shareholder to bring claims arising from that Act in both state and federal courts).

Response to Comment 11 — The Fund respectfully acknowledges the Staff’s comment. However, the Fund believes the current disclosure is appropriate and consistent with the requirements of Form N-2. In particular, in light of recent Federal court precedent addressing the matter of forum selection and the 1940 Act, the Fund respectfully declines to state that any such provisions may not apply to claims arising under the federal securities laws, such as claims arising under the 1940 Act.  See Saba Cap. Master Fund, Ltd. v. ClearBridge Energy Midstream Opportunity Fund Inc., No. 23-CV-5568 (JSR) (S.D.N.Y. Sept. 26, 2023) (rejecting claim that forum selection clauses do not apply to claims under 1940 Act and dismissing claims not brought in the proper forum).
Comment 12 — Please disclose the provision of Section 2.11(d) of this exhibit (relating to the requirement of a pre-suit demand with respect to derivative claims).

Response to Comment 12 — The Fund respectfully acknowledges the Staff’s comment. However, the Fund believes the current disclosure is appropriate and consistent with the requirements of Form N-2.

Comment 13 — Please revise this exhibit to state that Section 2.11(g) does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

Response to Comment 13 — The Fund respectfully acknowledges the Staff’s comment. However, the Fund believes the current disclosure is appropriate and consistent with the requirements of Form N-2. As stated above in response to Comment 12, in light of recent Federal court precedent, the Fund respectfully declines to state that this provision may not apply to claims arising under the federal securities laws. See Saba Cap. Master Fund, Ltd. v. ClearBridge Energy Midstream Opportunity Fund Inc., No. 23-CV-5568 (JSR).

Comment 14 — Please advise why Manulife Private Credit Fund is executing the Form N-2.

Response to Comment 14 — Although anticipated to fluctuate materially over time, in light of the current size of the Fund’s investment in Manulife Private Credit Fund (“MPC”) the Fund determined that it is appropriate under Rule 140 under the Securities Act of 1933 and the related guidance thereunder for MPC to execute the Fund’s Registration Statement at this time.
_____________________________________________________
If you have any questions, please contact Pablo Man at Pablo.Man@klgates.com or at (617) 951-9209, George Zornada at George.Zornada@klgates.com or at (617) 261-3231, Mark Goshko at Mark.Goshko@klgates.com or at (617) 261-3163 or me at bseel@jhancock.com.
Sincerely,

/s/ Betsy Anne Seel
Betsy Anne Seel
cc:	Mark Goshko, Esq. George Zornada, Esq. Pablo Man, Esq.

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